UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cyan, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

23247W104

(CUSIP Number)

David M. Rothenstein

Ciena Corporation

7035 Ridge Road

Hanover, Maryland 21076

(410) 694-5700

with a copy to:

Michael J. Silver

William I. Intner

Hogan Lovells US LLP

875 Third Avenue

New York, New York 10022

(212) 918-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 23247W104

1	Name of reporting person Ciena Corporation
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 19,267,770 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 19,267,770 (1)
11	Aggregate amount beneficially owned by each reporting person 19,267,770 (1)
12	Check box if aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 39.9% (2)
14	Type of reporting person (see instructions) CO

(1)

The outstanding shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Cyan, Inc., a Delaware corporation (“Cyan” or the “Issuer”), covered by this item may be deemed beneficially owned by Ciena Corporation, a Delaware corporation (“Ciena”), under Voting Agreements, dated as of May 3, 2015 (the “Voting Agreement”), between Ciena and certain Cyan officers and directors and affiliated stockholders, including investment funds affiliated with certain directors of the Issuer (the “Stockholders”), obligating the Stockholders to vote such shares in accordance with the terms of the Voting Agreements as provided therein. An additional 2,753,836 shares of Common Stock underlie options and restricted stock units held by the Stockholders that are exercisable or vest within 60 days of May 3, 2015. See Schedule II hereto. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ciena that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	See Item 5 below. The percentage used herein is calculated based on 48,325,772 shares of Common Stock issued and outstanding as of May 3, 2015, as set forth in the Merger Agreement (as defined below). Including the 2,753,836 shares of Common Stock underlying options and restricted stock units held by the Stockholders that are exercisable or vest within 60 days of May 3, 2015, Ciena would be deemed to beneficially own 22,021,606 shares, or 43.1% of the Issuer’s Common Stock.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Cyan, Inc., a Delaware corporation (“Cyan” or the “Issuer”). The principal executive offices of the Issuer are located at 1383 N. McDowell Blvd., Suite 300, Petaluma, California 94954.

Item 2.	Identity and Background.

This statement is being filed by Ciena Corporation, a Delaware corporation (“Ciena”) pursuant to Rule 13d-1 under the Exchange Act of 1934, as amended (the “Exchange Act”). Ciena’s principal business address is 7035 Ridge Rd., Hanover, Maryland 21076. Ciena is a network specialist focused on communications networking solutions that enable converged, next-generation architectures, optimized to create and deliver the broad array of high-bandwidth services relied upon by business and consumer end users.

(a)-(c); (f) The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of each of the directors and executive officers of Ciena is set forth in Schedule I hereto and incorporated by reference herein.

(d)-(e) During the last five years, neither Ciena nor, to the knowledge of Ciena, any of the persons listed in Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

See Item 4 below.

As a material condition and inducement to the willingness of Ciena to enter into the Merger Agreement (as defined below), Ciena and certain Cyan officers and directors and affiliated stockholders, including investment funds affiliated with certain directors (the “Stockholders”), entered into Voting Agreements, dated as of May 3, 2015 (the “Voting Agreements”) obligating the Stockholders to vote their shares of Common Stock in accordance with the terms of the Voting Agreements. The shares of Common Stock to which this statement relates have not been purchased by Ciena and no funds were expended in connection with the execution of the Voting Agreements.

Item 4.	Purpose of Transaction.

(a)-(j) On May 3, 2015, Ciena entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer and Neptune Acquisition Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of Ciena (“Merger Sub”).

Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into Cyan (the “Merger”), with Cyan being the surviving company, which Merger will immediately be followed by a merger of Cyan with and into Ciena (the “Second Step Merger” and, together with the Merger, the “Transaction”). At the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than Cyan treasury stock, shares owned directly by Ciena or any wholly-owned subsidiary of Cyan or Ciena and shares owned by Cyan stockholders who have exercised their appraisal rights under Delaware law) will be converted into the right to receive merger consideration having a value at closing of 0.224 shares of Ciena common stock (the “Aggregate Exchange Ratio”), consisting of: (i) 0.19936 (89% of the Aggregate Exchange Ratio) shares of Ciena common stock, (ii) an amount of cash, without interest, equal to the product of (A) 0.02464 (11% of the Aggregate Exchange Ratio) multiplied by (B) the volume weighted average price per share of Ciena common stock on the New York Stock Exchange on the last trading day prior to closing, and (iii) any cash paid in lieu of fractional shares of Ciena common stock (collectively, the “Merger Consideration”). No consideration will be issued in the Second Step Merger.

In addition, in connection with the transactions contemplated by the Merger Agreement, all options to acquire shares of Common Stock that are outstanding and unexercised (whether or not vested) will be converted into and become options to purchase shares of Ciena common stock. Additionally, all restricted stock units that remain unvested will be converted into and become restricted stock units of Ciena. With respect to any such equity awards so assumed by Ciena, such equity awards will be assumed on terms substantially the same as those in effect prior to the assumption, except for adjustments to the underlying number of shares and the exercise price based on an exchange ratio reflected in the Merger Agreement.

Each share of Common Stock subject to a restricted stock unit that is vested but not yet settled as of the effective time of the Merger will be converted into the right to receive the same Merger Consideration as provided with respect to a share of Common Stock as described above, and any such holder will be entitled to receive the Merger Consideration with respect to each such share of Common Stock on the terms and conditions set forth in the Merger Agreement.

The consummation of the Transaction is subject to customary conditions, including the (i) approval of the Merger Agreement by stockholders of Cyan, (ii) absence of any law or order prohibiting the closing, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) effectiveness of the registration statement on Form S-4 that Ciena will file to register the Ciena common stock to be issued in the Merger and (v) approval of the listing of the Ciena common stock to be issued in the Merger on the New York Stock Exchange.

Pursuant to the Voting Agreements, the Stockholders have agreed to vote all of the shares of Common Stock owned by them beneficially or of record (the “Covered Shares”) in favor of the approval of the Merger Agreement. In addition, each Stockholder has irrevocably appointed Ciena (and up to three designees of Ciena) as proxy to vote the Covered Shares of each Stockholder to the fullest extent of such Stockholder’s rights with respect to such Covered Shares; provided, however, that the grant of the irrevocable proxy shall only be effective if the Stockholder fails to vote in the manner set forth in the applicable Voting Agreement.

The Voting Agreements also prohibit the Stockholders from transferring the Covered Shares during the term of the Voting Agreements, subject to certain exceptions, and contain customary covenants prohibiting the Stockholders from soliciting or engaging in discussions or negotiations concerning proposals relating to alternative business combination transactions.

The Voting Agreements further provide that, in the event the Board of Directors of Cyan effects (and does not withdraw) an Adverse Recommendation Change with respect to an Intervening Event (as such terms are defined in the Merger Agreement), the obligation of the Stockholders shall be modified such that the Stockholders shall only be required to collectively vote, on a pro rata basis, an aggregate number of Common Stock equal to 35% of the total voting power of the outstanding capital stock of Cyan as of the record date for the meeting to approve the Transaction at which such vote is taken, and any Common Stock voted by them in excess of that amount will be voted in proportion with the Common Stock voted by all other Stockholders.

The Voting Agreements will terminate upon the earliest of (i) the consummation of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) mutual written agreement of the parties to terminate the applicable Voting Agreement.

The foregoing description of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement incorporated by reference as Exhibit 1.01 and Exhibit 1.02, respectively.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As of the date hereof, Ciena owns no shares of Common Stock. For the purposes of Rule 13d-3 promulgated under the Exchange Act, however, as a result of entering into the Voting Agreements, Ciena may be deemed to be the beneficial owner of an aggregate of 19,267,770 shares of Common Stock (or 22,021,606 shares including shares issuable to the Stockholders upon exercise of options or in settlement of restricted stock units within 60 days of May 3, 2015), representing approximately 39.9% (or 43.1% including such shares issuable to the Stockholders upon exercise of options or in settlement of restricted stock units within 60 days of May 3, 2015) of the shares of Common Stock outstanding as of May 3, 2015.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ciena that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To the knowledge of Ciena, none of the persons listed in Schedule I hereto is the beneficial owner of any shares of Common Stock.

(c) Except as described in Item 4 hereof or as listed in Schedule I hereto, no transactions in the Common Stock were effected by Ciena, or, to the knowledge of Ciena, any of the persons listed in Schedule I hereto, during the past sixty (60) days.

(d) Other than the Stockholders who are parties to the Voting Agreements, to the best of Ciena’s knowledge as of the date hereof, neither Ciena nor any of its directors and executive officers named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by Ciena.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, to the knowledge of Ciena, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 or listed in Schedule I hereto, or between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1.01	Agreement and Plan of Merger by and among Ciena Corporation, Neptune Acquisition Subsidiary, Inc. and Cyan, Inc., dated as of May 3, 2015 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ciena Corporation with the SEC on May 4, 2015).

Exhibit 1.02	Form of Voting Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Ciena Corporation with the SEC on May 4, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 13, 2015	Ciena Corporation

	By:	/s/ David M. Rothenstein
David M. Rothenstein
Senior Vice President, General Counsel and Secretary

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF CIENA CORPORATION

Each person’s business address is c/o Ciena Corporation, 7035 Ridge Road, Hanover, Maryland 21076. Except where otherwise noted, all directors and executive officers are citizens of the United States.

Name	Principal Occupation	Citizenship
Outside Directors

Harvey B. Cash	Retired General Partner, InterWest Partners	United States

Bruce L. Claflin	Chairman, Advanced Micro Devices, Inc.	United States

Lawton W. Fitt	Retired Partner, Goldman Sachs	United States

Patrick T. Gallagher	Chairman, Harmonic Inc.	United Kingdom

T. Michael Nevens(1)	Senior Advisor, Permira Advisers, LLC	United States

Judith M. O’Brien(2)	Partner, King & Spalding LLP	United States

Michael H. Rowny(3)	Chairman, Rowny Capital	United States

Executive Officers(4)

Patrick H. Nettles, Ph.D.	Executive Chairman of the Board of Directors, Ciena Corporation	United States

Gary B. Smith	President, Chief Executive Officer and Director, Ciena Corporation	United Kingdom; United States

Stephen B. Alexander	Senior Vice President and Chief Technology Officer, Ciena Corporation	United States

James A. Frodsham	Senior Vice President and Chief Strategy Officer, Ciena Corporation	Canada

François Locoh-Donou	Senior Vice President, Global Products Group, Ciena Corporation	France; Togo

Philippe Morin	Senior Vice President, Worldwide Sales and Field Operations, Ciena Corporation	Canada

James E. Moylan, Jr.	Senior Vice President, Finance and Chief Financial Officer, Ciena Corporation	United States

Andrew C. Petrik	Vice President, Controller, Ciena Corporation, Ciena Corporation	United States

David M. Rothenstein	Senior Vice President, General Counsel and Secretary, Ciena Corporation	United States

Marcus H. Starke	Senior Vice President, Chief Marketing Officer, Ciena Corporation	Germany

(1)	The address of Mr. Nevens’ principal place of employment is Permira Advisers, LLC, 3000 Sand Hill Road, Building 1, Suite 260, Menlo Park, California 94025.
(2)	The address of Ms. O’Brien’s principal place of employment is King & Spalding LLP, 601 S. California Avenue, Palo Alto, California 94304.
(3)	The address of Mr. Rowny’s principal place of employment is Rowny Capital, 1130 Connecticut Avenue NW, Suite 800, Washington, DC 20036.
(4)	The address of the principal place of employment for each executive officer is Ciena Corporation, 7035 Ridge Road, Hanover, Maryland 21076.

SCHEDULE II

SHARES OF CYAN COMMON STOCK BENEFICIALLY OWNED BY STOCKHOLDERS

Stockholder	Shares of Cyan Common Stock Owned	Shares of Cyan Common Stock Underlying Options or Restricted Stock Unites Exercisable or Vesting within 60 Days of May 3, 2015	Total
Entities affiliated with Norwest Venture Partners (1)	11,012,599	—	11,012,599
Entities affiliated with Azure Capital (2)	6,016,201	—	6,016,201
Promod Haque (1)	11,012,599	—	11,012,599
Paul A. Ferris (2)	6,016,201	—	6,016,201
Michael L. Hatfield (3)	2,023,171	603,067	2,626,238
Mark A. Floyd (4)	74,910	1,614,286	1,689,196
Kenneth M. Siegel	50,800	258,143	308,943
Robert E. Switz	73,089	88,685	161,774
Michael Boustridge	8,500	100,970	109,470
M. Neil Ransom	8,500	88,685	97,185
All Stockholders	19,267,770	2,753,836	22,021,606

(1)	Consists of shares held by the following Stockholders: (i) 10,362,539 shares held by Norwest Venture Partners X, LP (“NVP X”); (ii) 641,560 shares held by Norwest Venture Partners VII-A, LP (“NVP VII-A”); (iii) no shares held by Norwest Venture Partners VI-A, LP (“NVP VI-A”), and (iv) 8,500 shares held in the name of Mr. Haque. NVP Associates, LLC (“NVP”) is the managing member of Genesis VC Partners X, LLC (“Genesis X”) the general partner of NVP X and Itasca VC Partners VII-A, LLC (“Itasca VII-A”), the general partner of NVP VII-A. Matthew Howard, Jeffrey Crowe and Promod Haque, as co-Chief Executive Officers of NVP and members of Genesis X and Itasca VII-A, may be deemed to share voting and dispositive power with respect to the shares held by NVP X and NVP VII-A. In addition, NVP VII-A purchased $7.0 million in aggregate principal amount of the Issuer’s 8.0% convertible senior secured notes due 2019 (the “convertible notes”) and related warrants to purchase an aggregate of 1,575,000 shares of Common Stock and NVP VI-A purchased $4.0 million in aggregate principal amount of convertible notes and related warrants to purchase an aggregate of 900,000 shares of Common Stock.
(2)	Consists of shares held by the following Stockholders: (i) 5,324,789 shares held by Azure Capital Partners II, L.P. (“Azure Capital II”); (ii) 682,912 shares held by Azure Entrepreneurs II, L.P. (“Azure Entrepreneurs II”); and (iii) 8,500 shares held in the name of Mr. Ferris. The general partner of each of Azure Capital II and Azure Entrepreneurs II is Azure Capital Partners VC Administrators II, LP, whose general partner is Azure Parent, LLC (“Azure Capital Partners”). Paul Ferris, Mike Kwatinetz, Cameron Lester and Paul Weinstein are the managing members of Azure Capital Partners and share voting and investment power with respect to the shares held by Azure Capital II and Azure Entrepreneurs II. The address for each of these entities is c/o Azure Capital Partners, 650 California Street, 11th Floor, San Francisco, California 94108.
(3)	In addition, Mr. Hatfield holds $4 million in aggregate principal amount of affiliate convertible notes and related warrants to purchase an aggregate of 900,000 shares of Common Stock.
(4)	Mr. Floyd is also the beneficial owner of the shares held by The Floyd-Mattison Family Limited Partnership, which holds $2 million in aggregate principal amount of affiliate convertible notes and related warrants to purchase an aggregate of 450,000 shares of Common Stock. The Floyd-Mattison Family Limited Partnership is party to a Voting Agreement.